Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 09, 2009
Commission File Number: 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

(Translation of registrant’s name into English)
Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes  ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
EXHIBIT INDEX
EX-99.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
By:	/s/ Frederick.Tang
Name:	Frederick Tang
Title:	Chief Financial Officer

Date: October 09, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release Announcing Financial Results for the Six Months Ended June 30, 2009 (unaudited)